FOR IMMEDIATE RELEASE             Cedric Burgher
February 14, 2002                 Vice President, Investor Relations
                                  713.676.4608
                                  cedric.burgher@halliburton.com

                                  Wendy Hall
                                  Manager, Public Relations
                                  713.676.5227
                                  wendy.hall@halliburton.com



       BANKRUPTCY COURT STAYS ASBESTOS CLAIMS AGAINST DRESSER INDUSTRIES,
                   INC. IN HARBISON-WALKER CHAPTER 11 FILING

Dallas, Texas - Halliburton Company (NYSE: HAL) today announced that a U.S. Bankruptcy Court has issued a temporary restraining order staying more than 200,000 pending asbestos claims against its subsidiary Dresser Industries, Inc. The ruling came in connection with today's filing of a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code by Harbison-Walker Refractories Company.

Harbison-Walker, which faces a large number of asbestos-related claims, said it would seek to reorganize its finances in Chapter 11 aided by a trust responsible for resolving all pending and future asbestos-related claims asserted against it. The stay is temporary until the bankruptcy court holds a hearing, which is expected during the next two weeks.

The stayed claims represent a majority of the pending asbestos claims against all Halliburton Company subsidiaries. Approximately 132,000 of the stayed claims are refractory claims that Harbison-Walker agreed to be responsible for when it was spun-off from Dresser Industries in 1992.

The balance of the stayed claims are pre-1992 refractory claims and other asbestos claims against Dresser Industries that are covered in whole or in part by the same insurance coverage.

Chief Judge Judith Fitzgerald of the U.S. Bankruptcy Court, Western District of Pennsylvania, issued the order at the request of Harbison-Walker in the interest of protecting a significant asset of the bankrupt company, namely, the insurance held by Dresser Industries to cover the asbestos-related liabilities associated with Harbison-Walker. In its filing, Harbison-Walker informed the bankruptcy

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ASBESTOS\2
court  that it,  its  parent  RHI  Refractories  Holding  Company,  and  Dresser
Industries have agreed to work cooperatively in an attempt to utilize the special provisions of Sections 524(g) and 105 of the Bankruptcy Code to propose and have confirmed a plan of reorganization that will provide for distributions to the legitimate asbestos claimants. If such a plan of reorganization were approved, all pending and future Harbison-Walker-related lawsuits against the debtor and Dresser Industries would be channeled to a Section 524(g)/105 trust for resolution and payment. The U.S. Bankruptcy Code allows the creation of such a trust provided seventy-five percent of asbestos plaintiffs approve its creation.

The bankruptcy court also will be asked to approve $35 million in debtor-in-protection (DIP) financing by Dresser Industries to Harbison-Walker so that Harbison-Walker can continue operations during the pendency of the Chapter 11 proceeding and emerge from bankruptcy as a viable company. Dresser Industries also agreed to pay $40 million to RHI Refractories Holding Company to facilitate the Chapter 11 filing. Dresser Industries will pay RHI an additional $35 million if an acceptable plan of reorganization is filed with the bankruptcy court and another $85 million if an acceptable plan and trust are ultimately approved and confirmed by the court.

In 1992 Dresser Industries spun-off its Harbison-Walker operations and certain other operations to its shareholders in the form of the stock of INDRESCO, Inc. As part of that spin-off, INDRESCO, which subsequently changed its name to Harbison-Walker, contractually assumed responsibility for all of the asbestos-related claims associated with the Harbison-Walker business filed after the spin-off. Harbison-Walker also agreed to indemnify Dresser Industries against all costs associated with post spin-off claim.

Dresser Industries granted Harbison-Walker access to its insurance policies to pay defense and settlement costs. Even though Dresser Industries and Harbison-Walker have accessed that insurance for almost a decade since the spin-off, as of today's bankruptcy filing by Harbison-Walker, the available products liability limits of that insurance is approximately $2.1 billion. Since December 31, 1999, Harbison-Walker (which is a wholly owned subsidiary of Global Industrial Technologies, Inc.) has been part of the United States operations of Austrian-based RHI AG.

Global, its subsidiary A.P. Green Industries Inc. and North American Refractories Company (NARCO), another subsidiary of RHI Refractories Holding Company, also have filed for protection under Chapter 11 in the same court -

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

ASBESTOS\3
NARCO on January 4, 2002, and Global and A.P. Green on February 14, 2002.

Halliburton, founded in 1919, is one of the world's largest providers of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

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